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                                                            OMB APPROVAL
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--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
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                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or Trading  6.If Amendment
                                              Statement(Month/Day/Year)     Symbol                               Date  of Original
    EGL, Inc.                                     7/02/00                   Circle International Group, Inc.     (Month/Day/Year)
                                                                            (NASDAQ:CRCL)
----------------------------------------   ----------------------------  ------------------------------------ ----------------------
     (Last)     (First)     (Middle)       3. I.R.S. Identification      5. Relationship of Reporting         7.Individual or Joint/
    15350 Vickery Drive                       Number of Reporting           Person(s) to Issuer                 Group Filing (Check
----------------------------------------      Person, if an entity          (Check all applicable)              Applicable Line)
             (Street)                         (voluntary)                      Director    X  10% Owner*         X  Form filed by
                                                                         -----           -----                  --- One Reporting
    Houston        Texas       77032            941740320                     Officer        Other (specify         Person
--------------------------------------                                   -----           -----      below)          Form filed by
      (City)      (State)      (Zip)       ----------------------------  (give title below)                     --- More than One
                                                                                                                    Reporting Person
                                                                         *May be deemed to be a 10% owner under
                                                                          Section 13(d) of the Securities Exchange
                                                                          Act of 1934, as amended.
                                                                         ------------------------------
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    Not Applicable.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.

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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                    Date      Expira-                    Amount or                  Indirect (I)
                                    Exercis-  tion           Title       Number                     (Instr. 5)
                                    able      Date                       of Shares

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Option to purchase Common Stock(1)   (2)       (3)        Common Stock   2,146,065(4)     (5)           D
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Explanation of Responses:
      (1)  The option (the "Option") to purchase shares of common stock, par value
      $1.00 per share ("Common Stock"), of the Issuer was granted pursuant to the Stock Option Agreement, dated as of July 2, 2000 (the "Option
      Agreement"), between EGL, Inc. ("EGL") and the Issuer (filed as Exhibit
      10.1 to EGL's Current Report on Form 8-K dated July 2, 2000). The Option contains a put right in favor of EGL with respect to the shares of Common
      Stock purchased pursuant to the Option.
                                                                                        EGL, INC.
      (2)  The Option becomes exercisable upon the date on which EGL becomes
      unconditionally entitled to receive the $16 million termination fee            By: /s/ Elijio V. Serrano         July 11, 2000
      pursuant to Section 9.5 of the Agreement and Plan of Merger, dated as of          ----------------------         -------------
      July 2, 2000 (the "Merger Agreement"), among EGL, the Issuer and EGL              **Signature of Reporting Person     Date
      Delaware I, Inc. (filed as Exhibit 2.1 to EGL's Current Report on Form 8-K
      dated July 2, 2000). The Option Agreement limits EGL's total profit with          Elijio V. Serrano
      respect to the shares of Common Stock that may be purchased pursuant to           Executive Vice President and Chief Financial
      the Option to $16 million.  Total profit includes, among other things,            Officer
      amounts payable to EGL pursuant to (a) the put right and (b) Section 9.5 of the Merger Agreement.

      (3)  The Option expires upon the earliest to occur of (i) the effective time of the merger of the Issuer and EGL Delaware I, Inc., (ii) April 15, 2001,
      and (iii) termination of the Merger Agreement in accordance with its terms unless the Issuer is obligated to pay the $16 million termination fee pursuant to Section 9.5 of the Merger Agreement in connection with such termination.

      (4)  The number of shares of Common Stock adjusts to equal 10.1% of the sum of the number of issued and outstanding shares of Common Stock and the number of such shares issuable pursuant to outstanding options or similar rights to acquire shares of Common Stock.

      (5)  The exercise price is equal to the average of the closing prices of common stock, par value $.001 per share, of EGL as reported on the Nasdaq
      National Market during the 20 consecutive trading days ending on the fifth trading day immediately prior to the date on which EGL sends a written to notice to the Issuer stating that EGL intends to exercise the Option.

This Statement shall not be an admission that EGL is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this Statement. EGL expressly disclaims beneficial ownership with respect to shares of Common Stock that may be purchased by EGL pursuant to the terms of the Option Agreement.

**      Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.